EXHIBIT 99.1

Northern Dynasty Files Two Separate Actions: Seeking to Vacate EPA’s Illegal Veto and a Takings Case

March 15, 2024 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") and 100%-owned U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership” or “PLP”) is filing two separate actions in the federal courts challenging the federal government’s actions to prevent the companies from building a mine at the Pebble Project.

Action Seeks to overturn EPA’s illegal veto

One action, in Federal District Court in Alaska, seeks to vacate the Environmental Protection Agency’s (“EPA”) veto of a development at Pebble. This is the main focus of our legal actions. We are confident that the court will vacate the EPA veto and allow permitting of the Pebble project to resume because, as we have previously stated, the veto violated the law and was arbitrary and capricious. The complaint in this action alleges, among many other points, the veto was issued in violation of various federal statutes regarding Alaska’s statehood rights and a land exchange approved by Congress; it was based on an overly broad legal interpretation of EPA’s jurisdiction which has since been over-ruled by the Supreme Court; its geographic scope exceeds that allowed by the statute; it was based on information previously developed by EPA in an illegal preemptive veto process that was designed to reach a predetermined result; and the factual basis stated to support the veto is directly contradicted by the July 2020 Environmental Impact Statement published by the United States Army Corps of Engineers (“USACE”), which is an important part of the administrative record. The EPA has not demonstrated that either the development of the Pebble deposit will have unacceptable adverse effects under Section 404(c), or that there are any impacts to Bristol Bay fisheries that would justify the extreme measures in the final determination (veto).

“Whatever authority the EPA may have under section 404(c), the general provision in the Clean Water Act cannot authorize the EPA to take action to block the specific economic activity that was Congress’s express purpose for granting these lands to the State of Alaska under the Cook Inlet Land Exchange,” Ron Thiessen, Northern Dynasty President and CEO, stated.  “It cannot authorize the EPA to override the State’s regulatory preferences for the lands, or the State’s preference to allow modest use of some streams and wetlands in the vicinity of the Deposit to facilitate the extraction of the valuable critical minerals. This is just another example of gross EPA overreach of the powers granted to it by Congress.”

Takings case

An action is also being filed in the United States Court of Federal Claims in Washington, DC, claiming that the actions by the EPA constitute an unconstitutional “taking” of Northern Dynasty’s and the Pebble Partnership’s property. We plan to ask the court to defer considering this action until the EPA veto case, discussed above, has been finally resolved. Our permitting strategy is focused entirely on winning the EPA veto case and permitting the Pebble project. We have filed a takings case against the federal government to preserve our ability to seek compensation for a violation of our rights in line with the protections under the Fifth Amendment.  There are procedural rules regarding takings cases that made it necessary to get this claim on file at this time. We note, however, that the damages for “taking“ the world’s largest undeveloped copper deposit could be very substantial.

“Our priority is to advance the District Federal Court Complaint, because overturning the illegal veto removes a major impediment from the path of getting the permit to build the proposed mine,” said Ron Thiessen, Northern Dynasty President and CEO. “The filing of the takings complaint puts the US Government on notice that we will be seeking very substantial compensation if they continue to illegally block the lawful permitting process. It is basically an insurance policy, ensuring that this case is available to us when, or if, we decide to pursue it further,” Mr. Thiessen continued.

The State of Alaska will also be filing similar actions in Federal District Court in Alaska and the United States Court of Federal Claims in Washington, DC.

About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1- 800-667-2114. Review public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This release includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. All statements in this release, other than statements of historical facts, which address permitting, including the legal actions described above, development and production for the Pebble Project are forward-looking statements. These include statements regarding: (i) the ability of the Pebble Project to ultimately secure all required federal and state permits; (ii) if permitting is ultimately secured, the ability to demonstrate that the Pebble Project is commercially viable; (iii) the ability of the Company and/or the State of Alaska to successfully challenge the EPA’s Final Determination process under the Clean Water Act, including the legal actions described above; and (iv) the ability of the Company to secure the significant additional financing to fund these objectives as well as ultimately funding mine construction, for which financing may not be available to NDM on acceptable terms or on any terms at all.

Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government and environmental permits, regarding the ability of NDM to develop the Pebble Projects in light of the EPA’s Final Determination or regarding NDM’s ability to secure significant additional financing.

Assumptions used by NDM to develop forward-looking statements include the following assumptions: (i) the Pebble Project will ultimately obtain all required environmental and other permits and all land use and other licenses; (ii) NDM will be successful in its legal action against the EPA and any action taken by the EPA in connection with the Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project; and (iii) the Company or its subsidiaries will be able to secure significant additional financing.

NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2022, as filed on SEDAR plus and included in the Company’s annual report on Form 40-F filed by the Company with the SEC on EDGAR, and the Company’s Management Discussion and Analysis for the year ended December 31, 2022, and nine months ended September 30, 2023, each as filed on SEDAR plus and EDGAR, for a discussion of the risks that may impact our forward-looking statements.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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